UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Simpson Manufacturing Co., Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-13429	94-3196943
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

5956 W. Las Positas Boulevard, Pleasanton, CA 94588

 (Address of principal executive offices) (Zip code)

 Brian J. Magstadt, (925) 560-9000
 (Name and telephone number, including area code, of the person to contact in connection with this report)
________________________________________________________________________________________________
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period January 1 to December 31, 2023.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Simpson Manufacturing Co., Inc. (the “Company”), is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2023 to December 31, 2023 (the "Covered Period").

Rule 13p-1 requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain "conflict minerals" (as defined below) are necessary to the functionality or production of such products. Form SD defines: "conflict minerals" as: cassiterite, columbite-tantalite (coltan), wolframite and their derivatives, which are limited to tin, tantalum and tungsten and gold; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an "adjoining country," as such term is defined in Form SD (collectively, the "Covered Countries"). The Company evaluated its products and determined that the Company's operations may at times manufacture, or contract to manufacture, a small number of products which conflict minerals are necessary to the functionality or production of those products (collectively, the "products"). The Company does not source any conflict minerals directly from any smelters or refineries, but rather receives the conflict minerals for its applicable products through intermediaries. The Company has conducted, in good faith, a reasonable country of origin inquiry ("RCOI") to determine whether any conflict minerals contained in the products originated in the Covered Countries or from recycled or scrap source taking into consideration the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas approved by the Organization for Economic Co-operation and Development. The Company’s inquiry included internal inquiries of the Company's personnel who would know the elemental or chemical composition of the products to determine if the conflict minerals were necessary for the products’ functionality or production and identified the use of the conflict minerals; the Company then traced each use of the conflict minerals to a specific supplier. All suppliers of conflict minerals were contacted to certify the source of the conflict minerals that were in the Company’s supply chain during the Covered Period. The Company obtained all such certifications. Based on the RCOI described above, the Company has in good faith concluded that (a) it has no reason to believe that the conflict minerals, necessary for the functionality or production of the products for the Covered Period, may have originated in the Covered Countries or (b) the conflict minerals necessary for the functionality or production of the products for the Covered Period came from recycled or scrap sources. Pursuant to Item 1.01 (b) of Form SD, based on the results of the RCOI, the Company is providing information pursuant to this Form SD and is not required to file a separate Conflict Minerals Report for the Covered Period.

A copy of the Company's Conflict Minerals Disclosure is publicly available at https://ir.simpsonmfg.com.

Item 1.02 Exhibit
Not Applicable.
Section 3 - Exhibits

Item 3.01 Exhibits
Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Simpson Manufacturing Co., Inc.
(Registrant)

Date:	May 29, 2024	By	/s/ Brian J. Magstadt
Brian J. Magstadt
Chief Financial Officer

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